EXHIBIT  11.1

STATEMENT AND COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Three Months Ended
	March 31, 2008		March 31, 2007

		Earnings		Earnings
	Shares	Per Share	Shares	Per Share
	(in Thousands)		(in Thousands)

Basic Weighted Average
Shares Outstanding	7,192	$0.31	7,182	$0.34

Diluted
Average Shares Outstanding	7,192		7,182
Common Stock Equivalents	0		13
	7,192	$0.31	7,195	$0.34